                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                                 FOR THE MONTH
                                       OF
                                    MAY 1996



                           NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                  Citco Building, Wickhams Cay, P.O. Box 662,
                   Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)
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NAM TAI ELECTRONICS, INC.                              NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                   CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831



                      NAM TAI ELECTRONICS, INC. ANNOUNCES
                             FIRST QUARTER RESULTS

                    SALES INCREASE BY 13%; NET INCOME UP 50%


VANCOUVER, CANADA (May 7, 1996) -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced unaudited results for the first quarter ended March 31, 1996. Sales for the first quarter increased by 13% to $25,357,000 from $22,443,000 for the first quarter ended March 31, 1995. Operating income increased by 25% to $2,007,000 compared to $1,609,000 for the previous year. Net income increased by 50% to $2,333,000 from $1,556,000 for the first quarter ended March 31, 1995. Earnings per share for the first quarter increased to $0.29 per share from $0.19 per share for the previous year.

The Company is pleased with the first quarter results, particularly given general industry conditions slowed following a relatively weak Christmas sales period. This weakness is expected to continue into the second quarter during which sales for the Company may not reach the level of sales experienced for the quarter ended June 30, 1995.

"We expect some weakness in the second quarter compared with the comparable period in 1995, however, the outlook for the third and fourth quarters is strong and we expect to achieve our goal for 1996 of a significant increase in revenue and profitability over 1995," commented Mr. M.K. Koo, Chairman of Nam Tai.

The Company is now utilizing its new factory complex, completed on time and within budget thanks to the combined efforts of Shimizu Corporation of Japan and Guangdong 2nd Building Engineering Co. M.K. Koo further noted, "The additional capacity is extremely valuable to Nam Tai as the Company continues to grow. Production lines are now being moved to the new factory, following which the old facility will be renovated to prepare for the installation of new equipment. Nam Tai is proud to offer expanded service and higher technology production from our modern ISO 9001 Certified facilities."

The Grand Opening Ceremony for the new plant will be held on May 16, 1996 to celebrate production from the new facility. In excess of 300 guests will attend, representing customers, suppliers and advisors world-wide.


                                     -more-
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NAM TAI ELECTRONICS, INC.                              NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                   CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831

The Company is also pleased to announce that Mr. Robert McNamara will join the Board of Directors of Nam Tai effective May 18, 1996. Mr. McNamara has been a consultant to Nam Tai since 1995 and is currently Managing Director of Broadview Associates, L.P. of Fort Lee, New Jersey. Prior to joining Broadview Associates, L.P. in 1995, Mr. McNamara spent fifteen years in the investment banking business with Smith Barney Inc. and Salomon Brothers Inc., most recently as head of Salomon Brothers' Technology Group in New York.

In addition to a stronger Board of Directors, Nam Tai also recently announced the addition of two consultants. Dr. Tadashi Sasaki, a senior executive and advisor to Sharp Corporation since 1964 (during which he was responsible for the successful development of the world's first electronic calculator for commercial sale), and Mr. C.S. Chuang, Managing Director of Inventec Co. of Taipei, are advising the Company in its efforts to upgrade its technology and assisting in the development of new products and market opportunities.

As previously announced, Nam Tai's Annual Meeting will be held at 4:30 p.m. on June 20, 1996 at the Plaza Hotel, Fifth Avenue at Central Park South, New York. The record date for the Annual Meeting has been set as May 16, 1996. The Company's dividend plan and record date will be announced at the Annual Meeting.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                                     -more-

NAM TAI ELECTRONICS, INC.                              NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                   CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THREE MONTHS ENDED MARCH 31, 1996
(In Thousands of U.S. Dollars except per share data)




                                                               Three months        Three months
                                                             ended March 31      ended March 31
                                                                       1996                1995
                                                             --------------      --------------
Net sales                                                          $ 25,357           $ 22,443
Cost of sales                                                        20,321             18,187
                                                                   --------           --------

  Gross profit                                                        5,036              4,256
                                                                   --------           --------
Costs and expenses
  Selling, general and
   administrative expenses                                            2,875              2,554
  Research and development expenses                                     154                 93
                                                                   --------           --------
                                                                      3,029              2,647
                                                                   ========           ========

Income from operations                                                2,007              1,609

  Gain/(loss)on disposal of fixed assets                                  0                (26)
  Other income - (loss) net                                             367                 23
  Interest (expense)                                                     (1)               (19)
                                                                   --------           --------

Income from consolidated companies
 before income taxes and minority interest                            2,373              1,587

Provision for income tax (expense) recovery                             (40)               (31)
                                                                   --------           --------

Net income                                                         $  2,333           $  1,556
                                                                   ========           ========


Earnings per share                                                 $   0.29           $   0.19
                                                                   ========           ========


Weighted average shares outstanding
 and common stock equivalents                                      8,184,691         8,117,009
                                                                   =========         =========


                                     -more-

NAM TAI ELECTRONICS, INC.                              NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                   CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
MARCH 31, 1996 AND DECEMBER 31, 1995
(In Thousands of U.S. Dollars)

                                                        March 31          December 31
                                                            1996                 1995
                                                     -- --------          -----------
                                                     (unaudited)
ASSETS

Current assets:

  Cash and cash equivalents                              $  2,034            $ 10,927
  Term deposits                                            16,643               6,435
  Accounts receivable                                      11,696              17,699
  Inventories                                               8,485              10,425
  Prepaid expenses and deposits                             1,569               1,525
                                                         --------            --------

     Total current assets                                  40,427              47,011
                                                         --------            --------
Long term investment                                        3,931               3,931

Property, plant and equipment, at cost                     38,113              35,365
     Less:  Accumulated depreciation                       (8,438)             (7,730)
                                                         --------            --------

                                                           29,675              27,635
                                                         --------            --------
Other assets                                                  821                 704
                                                         ========            ========

     Total assets                                        $ 74,854            $ 79,281
                                                         ========            ========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings                             $      0            $    273
  Notes payable                                             3,851               5,320
  Accounts payable and accrued expenses                     8,331              13,408
  Income taxes payable                                        147                 107
                                                         --------            --------

     Total current liabilities                             12,329              19,108
                                                         --------            --------
Shareholders' equity:
  Common stock                                                 80                  80
  Additional paid-in capital                               28,207              28,182
  Outstanding stock options                                   460                 467
  Retained earnings                                        33,750              31,417
  Foreign currency translation adjustment                      28                  27
                                                         --------            --------

     Total shareholders' equity                            62,525              60,173
                                                         ========            ========
     Total liabilities and
      shareholders' equity                               $ 74,854            $ 79,281
                                                         ========            ========

         The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-91553).

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        For and on behalf of
                                        Nam Tai Electronics, Inc.
                                        by



                                        (Sd.) Koo Ming Kown
                                        -------------------------------------
                                        Koo Ming Kown
                                        Chairman

Date:  May 10, 1996